                                                          Exhibit 99.(a)(5)(ii)

MILBERG WEISS BERSHAD
 HYNES & LERACH LLP
WILLIAM S. LERACH (68581)
DARREN J. ROBBINS (168593)
600 West Broadway, Suite 1800
San Diego, CA 92101
Telephone: 619/231-1058

CAULEY & GELLER, LLP
PAUL J. GELLER
One Boca Place, Suite 421A
2255 Glades Road
Boca Raton, FL 33431
Telephone: 561/750-3000

Attorneys for Plaintiff

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                               COUNTY OF SAN DIEGO

FRANK ROGERS, On Behalf of Himself and  )  Case No. GIC56421
All Others Similarly Situated,          )
                                        )  CLASS ACTION
                        Plaintiff,      )
                                        )  COMPLAINT FOR BREACH OF
        vs.                             )  FIDUCIARY DUTY
                                        )
SUNRISE MEDICAL, INC., MURRAY H.        )  General Civil
HUTCHISON, LEE A. AULT, III, MICHAEL    )
N. HAMMES, JOHN R. WOODHULL,            )
JOSEPH STEMLER, WILLIAM L.              )
PIERPOINT, and DOES 1-25, inclusive,    )
                                        )
                        Defendants.     )
                                        )
----------------------------------------)  DEMAND FOR JURY TRIAL

      Plaintiff, by his attorneys, alleges as follows:

                              SUMMARY OF THE ACTION

      1. This is a stockholder class action brought by plaintiff on behalf of the holders of Sunrise Medical, Inc. ("Sunrise" or the "Company") common stock against Sunrise and its directors arising out of defendants' efforts to complete a management-led buyout ("MBO") of Sunrise in breach of their fiduciary duties of good faith and fair dealing in order to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders.

      2. On October 17, 2000, Sunrise announced that the CEO and Chairman of the Board of Directors, Michael N. Hammes ("Hammes"), had submitted an offer to the Sunrise Board to purchase the outstanding shares of Sunrise for $10 per share (the "Acquisition").

      3. In pursuing the unlawful plan to cash out Sunrise's public stockholders, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing.

      4. In fact, instead of attempting to obtain the highest price reasonably available for Sunrise for its shareholders, the Individual Defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Hammes.

      5. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Sunrise to one buyer and one buyer only on terms preferential to Hammes and to subvert the interests of plaintiff and the other public stockholders of Sunrise. Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction in the event that the transaction is consummated.

                             JURISDICTION AND VENUE

      6. This Court has jurisdiction over Sunrise because Sunrise conducts business in California and is a citizen of California, as its principal place of business is in Carlsbad, California. Likewise, certain of the Individual Defendants, including defendant Hammes, are citizens of California. This action is not removable.

      7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

                                     PARTIES

      8. Plaintiff Frank Rogers is a resident and citizen of Fairbanks, Alaska and at all times relevant hereto, was a shareholder of Sunrise.

      9. Defendant Sunrise is a corporation organized and existing under the laws of the State of Delaware with its principal place of business located in Carlsbad, California. Sunrise designs, manufactures, and markets rehabilitation products and assistive technology devices for people with disabilities. The Company also manufactures patient care products used in nursing homes, hospitals, and home-care settings. Sunrise's products are distributed to various countries around the world.

      10. Defendant William L. Pierpoint ("Pierpoint") is a director of Sunrise.

      11. Defendant John R. Woodhull ("Woodhull") is a director of Sunrise.

      12. Defendant Michael N. Hammes ("Hammes") is the President, Chief Executive Officer and also a director of Sunrise.

      13. Defendant Murray H. Hutchison ("Hutchison") is a director of Sunrise.

      14. Defendant Lee A. Ault, III ("Ault") is a director of Sunrise.

      15. Defendant Joseph Stemler ("Stemler") is a director of Sunrise.

      16. The defendants named above, Pierpoint, Woodhull, Hammes, Hutchison, Ault and Stemler, are sometimes collectively referred to as the "Individual Defendants."

      17. The true names and capacities of defendants sued herein under California Code of Civil Procedures Sec. 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

                          DEFENDANTS' FIDUCIARY DUTIES

      18. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

            (a) adversely affects the value provided to the corporation's shareholders;

            (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

            (c) contractually prohibits them from complying with their fiduciary duties;

            (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

            (e) will provide them with preferential treatment at the expense of, or separate from, the public shareholders.

      19. In accordance with their duties of loyalty and good faith, the defendants as directors and/or officers of Sunrise are obligated to refrain from:

            (a) participating in any transaction where the directors' or officers' loyalties are divided;

            (b) participating in any transaction where the directors or officers receive or are entitled to receive personal financial benefit not equally shared by the public shareholders of the corporation; and/or

            (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

      20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Sunrise, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

      21. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

      22. Plaintiff brings this action pursuant to ss. 382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all holders of Sunrise stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

      23. This action is properly maintainable as a class action.

      24. The Class is so numerous that joinder of all members is impracticable. According to Sunrise's SEC filings, there were more than 22.2 million shares of Sunrise common stock outstanding as of September 1, 2000.

      25. There are question of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

            (a) whether defendants have breached their fiduciary duty of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

            (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

            (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

            (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Sunrise;

            (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

            (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

            (g) whether the Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

            (h) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

      26. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

      27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

      28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

      29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

      30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            THE PROPOSED ACQUISITION

      31. On August 31, 2000, Sunrise announced fiscal 2000 earnings. The release went on to state:

            The company reported net income of $4.1 million, or $0.19 per share, compared to net income of $4.5 million, or $0.20 per share in fiscal
      1999....

            For the fourth quarter, the company reported net income of $1.2 million, or $0.06 per share, compared to a net loss of $2.7 million, or $0.12 per share last year. Excluding non-recurring charges, the company earned $1.8 million, or $0.08 per share, compared to $0.9 million or $0.04 per share last year. The non-recurring charges this quarter were for employee separation costs associated with re-aligning operating groups. Last year's fourth quarter charges related to severance and the termination of interest rate swap agreements. Sales were up 4% over the prior year quarter, excluding the negative impact of foreign exchange.

            During the quarter, cash flow was strong with the company generating $29 million of cash from operations, of which $7 million was used to pay off borrowings under its revolving credit facility. In fiscal 2000, the company reduced debt by $56 million through cash generated from operations, together with $35 million in proceeds generated from asset sales.

      32. On October 17, 2000, Sunrise announced that a management group formed by Hammes, its President and Chief Executive Officer, had submitted an offer to Sunrise wherein Hammes proposes to pay shareholders of Sunrise the sum of $10 in cash for each share they own of Sunrise.

                                  SELF-DEALING

      33. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following:

            (a) The realizable value from growth and a recovery of the Company's historic performance is far in excess of $10 per share. The $10 per share price does not reflect this fact.

            (b) The Sunrise Board is fraught with conflicts.

            (c) While Hammes was exploring personal opportunities to buy out Sunrise, the conflicted Board did not conduct a diligent, reasonable search for competitive suitors in compliance with its fiduciary obligation to do so.

      34. The Acquisition is designed to essentially freeze Sunrise's public stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to produce, substantial revenue and earnings.

      35. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their Sunrise shares for just $10 per share.

      36. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

      37. The director defendants are obligated to maximize the value of Sunrise to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

      38. By reason of their positions with Sunrise, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Sunrise, and especially the true value and expected increased future value of Sunrise and its assets, which they have not disclosed to Sunrise's public stockholders, including, but not limited to, Sunrise's first quarter 2001 results, which Hammes has access to. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Sunrise's public shareholders.

      39. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interest of Sunrise's public stockholders in connection with this proposed Acquisition, as they are beholden to Hammes.

      40. The proposed MBO is wrongful, unfair and harmful to Sunrise's public stockholders, and represents an effort by Hammes to aggrandize his own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Sunrise's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of Hammes.

      41. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Sunrise's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

      42. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

      o Undertake an appropriate evaluation of Sunrise's worth as an acquisition candidate.

      o Act independently so that the interests of Sunrise's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

      o Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Sunrise's public stockholders.

      o If an acquisition transaction is to go forward, require that it be approved by a majority of Sunrise's minority stockholders and require that Sunrise's first quarter 2001 results be revealed to the shareholders.

      43. Hammes designed the Acquisition in a manner which best serves his interests in order to secure for himself personal benefits which will not be shared equally by plaintiff and the Class.

      44. The Individual Defendants have also approved the Acquisition so that it transfers 100% of Sunrise's revenues and profits to Hammes and/or those affiliated with him, and thus all of Sunrise's operations will now accrue to their personal benefit. By contrast, plaintiff and the Class will be frozen out of all of these revenues, earnings and profits.

                                CAUSE OF ACTION

                      Claim for Breach of Fiduciary Duties

      45. Plaintiff repeats and realleges each allegation set forth herein.

      46. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Sunrise and have acted to put their personal interests ahead of the interests of Sunrise shareholders.

      47. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Sunrise.

      48. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Sunrise without regard to the fairness of the transaction to Sunrise's shareholders.

Defendant Sunrise directly breached and/or aided and abetted the other defendants' fiduciary duties to plaintiff and the other holders of Sunrise stock.

      49. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Sunrise because, among other reasons:

            (a) they failed to take steps to maximize the value of Sunrise to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Sunrise's stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to conduct a reasonable solicitation of potential acquirors or alternative transactions;

            (b) they failed to properly value Sunrise; and

            (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships, or connections with the Acquisition.

      50. Because the Individual Defendants dominate and control the business and corporate affairs of Sunrise, and are in possession of private corporate information concerning Sunrise's assets (including Sunrise's first quarter 2001 results) businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Sunrise which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

      51. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

      52. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of Sunrise's assets and business.

      53. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Sunrise's valuable assets and business, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

      54. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

      55. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Sunrise's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

      56. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                               PRAYER FOR RELIEF

      WHEREFORE, plaintiff demands preliminary and permanent injunctive relief, in his favor and in favor of the Class and against defendants as follows:

      A. Declaring that this action is properly maintainable as a class action;

      B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

      C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process that is free from conflicts of interest;

      D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Sunrise's shareholders until the process for the sale or auction of the Company is completed;

      E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

      F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

      G. Granting such other and further equitable relief as this Court may deem just and proper.

                                  JURY DEMAND

      Plaintiff demand a trial by jury.

DATED: October 17, 2000                           MILBERG WEISS BERSHAD
                                                    HYNES & LERACH LLP
                                                  WILLIAM S. LERACH
                                                  DARREN J. ROBBINS


                                                  /s/ Darren J. Robbins
                                                  ------------------------------
                                                       DARREN J. ROBBINS

                                                  600 West Broadway, Suite 1800
                                                  San Diego, CA 92101
                                                  Telephone: 619/231-1058

                                                  CAULEY & GELLER, LLP
                                                  PAUL J. GELLER
                                                  One Boca Place, Suite 421A
                                                  2255 Glades Road
                                                  Boca Raton, FL 33431
                                                  Telephone: 561/750-3000

                                                  Attorneys for Plaintiff